

Talino

Global Venture Studio for Inclusive Fintech

Venture Studio for INCLUSIVE Fintech

Partnered with industry leaders and institutional stakeholders to build 5 startups, and raised over

$7M in funding*

Across portfolio startups

BayaniPay
SAPHRON
UNAWA
Asenso
NEOTECH

Operationalized a Venture Studio with revenue of

$2M and profitable



Designed to address

the **$5.2T** financial inclusion gap

and reach **1.7B** small business owners and unserved groups

“Financial exclusion is expensive. It impacts people’s quality of life and it **prevents them from investing in their future**, it leaves them with **limited safeguards** if they lose their job or fall ill, it makes them **vulnerable to usurious and predatory lenders**. In other words, access to financial services is a vital factor for coping with and escaping poverty…”

~ *Global Finance Magazine*, July 2021

Despite the proliferation of fintechs, key market segments remain unserved

Fintech has proven that it can disrupt banking and financial services, creating large unicorns like

PayPal stripe SoFi WISE

BUT: the next growth market and the ones with the highest potential **are still underserved**

- Borderless Banking for Migrant Professionals
- Low Cost Capital for Small Business
- Accessible Micro and Modular Products for the Uninsured
- Ease of Doing Business for Entrepreneurs
- Cashless Channels for Retailers

We leverage partnerships and an established model to reach the unserved and underserved

Strategic Partnerships

USAID FROM THE AMERICAN PEOPLE

unicef

LAEDC LOS ANGELES COUNTY ECONOMIC DEVELOPMENT CORPORATION

SME FINANCE FORUM

ING

NAAC National Asian American Coalition CDFI

FDIC

SEAFOOD CITY

BDO

GSSN

ASIAN JOURNAL

BVB

ADB ASIAN DEVELOPMENT BANK

DOST

Venture Studio

- Established partnerships with industry and institutional stakeholders
- Instant access to millions of potential customers
- Credibility building for a large emerging market



Migrant Professionals



Underinsured Families



Gig Economy Workers



Minority Owned Business



Underprivileged Children



Talino

A Global Venture Studio with Profitable Operations


Los Angeles


Singapore

45
Team Members


Bahrain


Philippines

	2019	2020	2021
Revenue	$631K	$1.9M	$2.4M
Income	$53k	$49K	

		Money Raised
NEOTECH	Digital SME Banking for the Middle East	$4.5M
SAPHRON	InsurTech for Micro and Modular Insurance	$1.2M
UNAWA	RegTech : Ease of Doing Business Platform	$0.6M
BayaniPay	Cross-Border Banking for Migrant Workers	$0.75M

SHOP LOKAL EATIN Asenso

Under Development

Winston Damarillo

Founder's Profile

Founder of **3 acquired Silicon Valley Startups**

Successful Venture Capitalist for **Intel Corp and PLDT Capital with** 7 IPOs

Young Global Leader of the **World Economic Forum**

Best-selling author and thought leader



A Portfolio of High-Value, High-Impact Startups

BayaniPay

Empowering Global Migrant Professionals with Cross-Border Banking

Market Size $540B

NEOTECH

SME Lending Marketplace for the Middle East

Market Size $240B

Asenso

Accelerating Economic Recovery for American SMEs

Market Size $87B

SAPHRON

Enabling Accessible Insurance for the 4.4B Uninsured

Market Size $1.4T

UNAWA

Delivering Ease of Doing Business through Digital RegTech in Emerging Markets

Market Size $7B

DEVCON

Enabling, Equipping, and Empowering a Community of Geeks for Good

Financial Inclusion Technology


Loyalty Rewards and Coupons
OmniChannel Platform
Consumer OmniChannel Gateway
Institutional API Platform
Customer Engagement Engine
(AI-driven dynamic customer engagement)
Real-time Digital Logistics Tracking
(Automated insurance underwriting and claims management)
Transaction and Processing
(Bank-compliant lending, insurance, and supply chain transactions)
Wallet
(Multi-Asset Wallet)
Bank Balances
Loyalty Points
Digital Assets
Documents
Central Analytics Hub
Global Pay
(Real-Time Settlement Engine)
Interbank Integration Point
Merchant Settlements
P2P Payments
Plugable DFS Providers
RegTech
(Regulatory Compliance Platform)
eKYC, AML , CTF, Blacklist, eSignature , Notarization, Document Generation
Talino

Talino works with industry leaders, government and public sector institutions, large international organizations, and professional communities to efficiently scale its impact


Talino
Global Partner Ecosystem
Non-Profit
Multilaterals
Investors
Government
Private Sector Industry Leaders

LAEDC Los Angeles County Economic Development Corporation
Impact Hub
ideaspace
DEVCON
Johnsen Global Business Ventures
MAIN.PH
wavemaker partners
Kerubin Capital
Foxmont Capital Partners
BDB
FDIC
DOST
Department of Tourism Philippines
QBO
GSSN
ADB Asian Development Bank
USAID From the American People
SME Finance Forum
unicef
Al Amriya
NAAC National Asian American Coalition
Asian Journal
BDO
Seafood City
PJS Law Puyat Jacinto & Santos
ING

Our Success Stories



Case Study : NEOTECH, WLL

Corporate Venture Build

02 2020 — Initial discovery visit to Bahrain

05 2020 — Signed contract to incubate “Project tijara” (BDB, Talino)

01 2021 — Formed with **$4.5M** Seed Funding (NEOTECH)

05 2021 — tijara by BDB launched



09 2021 — Full transition to INDEPENDENT operations



*NeoTech is a **challenger bank startup by the Bahrain Development Bank (BDB)** and Talino Ventures. NeoTech’s mission is to make business loans more affordable and more accessible, delivering a completely digital experience for SME business customers for the **Middle East and North Africa Region (MENA)***

Talino Provided :

- Licenses for Talino NeoBank Technology Stack
- Strategy formulation and product design
- Shared services for brand, marketing design and initial go to market
- Corporate formation and board composition
- Human capital recruitment and enablement

Talino Metrics :

- **$1M** revenue for 1 year of Venture Services
- Expected additional revenue of $ 500K in Year 2
- **22%** equity in exchange for source license of Talino Core Software
- **$250M** expected exit value in 5 years retaining 8% equity position

Case Study : BayaniPay USA

Internal Venture Build

01 2021 — Idea kick-off (BayaniPay)

03 2021 — Partnered with Banco De Oro and Asian Journal

04 2021 — Formed with **$750K** Seed Funding

07 2021 — Partnership with the largest Filipino supermarket chain in the US (Seafood City)

08 2021 — Care Remitted Launched



09 2021 — Planning for $1M Crowdfund CF



Despite contributing greatly to their home countries' economies, global migrant professionals have difficulty accessing credit and essential financial services in their adopted countries. **BayaniPay is a borderless financial gateway for global professionals**, offering easy, affordable, and secure financial services--from remittances to cross-border payments, loans, and investments.

Talino Provided :

- Licenses for Talino BayaniPay Technology Stack
- Strategy formulation and product design
- Shared services for brand, marketing design and initial go to market
- Corporate formation and board composition
- Human capital recruitment and enablement
- Partnership development

Talino Outcome :

- **$750k** revenue for 1 year of Venture Services
- Revenue for year 2 of **$500K**
- **52%** equity for pre-building the startup
- **$250M** expected exit value in 4 years retaining **20%** equity position
- Studio will invest $200K to the venture

Press & Awards

WINNER

Market Readiness Category, FDIC Tech Sprint, Breaking Down Barriers: Reaching the Last Mile of the Unbanked (2021)

WINNER

2020 Asian Development Bank #DigitalAgainstCOVID19 Hackathon (UNAWA)

WINNER

1st Runner Up for LES Asia Pacific Conference 2020 Business Plan Competition (UNAWA)

TOP 100

PH Startup Week 2020 Top 100 Startups by QBO (UNAWA & Saphron)

FINALIST

2020 Echelon Top 100 (Saphron, Asenso, Unawa)

FINALIST

2020 SoGal Foundation Manila Bootcamp (Saphron)

WINNER

2019 ADB AgriFin Innovation Challenge (Asenso)

GRANTEE

Fintech for Innovation Challenge (Saphron)

FINALIST

2019 Startup World Cup, Philippine Leg (Saphron)

Our Global Media Coverage

Your Investment in Talino



Breakdown of Raise

Technology R&D

- Min goal: $125,000
- Campaign goal: $500,000



50%
50%

Working Capital

- Min goal: $125,000
- Campaign goal: $500,000

Total Minimum Goal: $**250,000**
Total Maximum Goal: $**1,000,000**

We expect* to grow our Profitable Venture Studio Operations



$33,525,000
$24,775,000
$14,850,000
$6,000,000
$2,000,000
REVENUE
2021
2022
2023
2024
2025

*These are forward-looking projections and are not guaranteed

And create exponential shareholder value*


Ventures
SaaS Platform
$28,000,000
$87,000,000
$254,300,000
$480,450,000
$816,450,000
PROJECTED MARKET VALUE
2021
2022
2023
2024
2025

These are forward-looking projections and are not guaranteed

You are investing in

A fintech platform for the mass consumer

Proven serial entrepreneurs with Silicon Valley track record

Partnership-strategic industry and institutional stakeholders in accelerating economic development through fintech

High growth FINTECH software company expected to be worth **> $300M** in 5 years

High-value startup projects to have a combined market value yield of **> $250M**

Strategic equity stakes in Joint ventures with large enterprises to be worth over **$200M**

Based on the successful venture studio model pioneered by

idealab

SCIENCE

efounders

ROCKETINTERNET

Financing Roadmap


$100,000,000
$40,000,000
$5,000,000
$1,000,000
$400,000
2021
2022
2023
2024
2026
Seed Round
SAFE / CF
Preferred A
IPO

Led by Seasoned Operating Partners



Winston Damarillo

CEO

Founder and CEO of 3 Silicon Valley Exits

Intel Capital and MD for PLDT Capital

Chief Strategy Officer of PLDT

WEF Young Global Leader



Tom Fisher

Core Technology

5x Global CTO, 3X Pioneering Founder and Enterprise Innovator



Eric Manlunas

Venture Financing

Founder and Managing Partner at Wavemaker Partners

Leadership and Operating Team



Winston Damarillo

Founder and CEO of 3 Silicon Valley Exits

Intel Capital and MD for PLDT Capital

Chief Strategy Officer of PLDT

WEF Young Global Leader



Niña Terol

Founding member of funded foodtech, fintech, insurtech & regtech startups

International communicator with the United Nations, McCann Worldgroup, USAID, World Bank, and ADB

Veteran of 2 successful national electoral campaigns



Reese Fernandez-Ruiz

Globally-awarded social entrepreneur

President and Founding Partner of Rags2Riches

WEF Young Global Leader

Rolex Young Laureate 2010



Miguel Cabral

Co-founder of ASENSO Fintech

Group CTO, Talino

Product Development and Technology Expert

Former CTO (Skytel, Pinoy Telekoms, 8Layer)



Dominique De Leon

Multi-awarded intrapreneur

Former Business Lead of CX Design Agency Unit, Dentsu Jayme Syfu

MSc in Innovation and Business, Asian Institute of Management



Raphael John Oriel

Corporate Development Lead at Talino

Social entrepreneur with over a decade of international business experience

Helping public and private institutions innovate and grow in new markets.

Invest In

A Venture Studio for INCLUSIVE FINTECH Companies

- Bank for migrant workers
- Lender for small business
- Insurer for the emerging middle class
- Ease of doing business for MSMEs
- Digital enabler for the food industry

Based on a successful model pioneered by:

ROCKETINTERNET

idealab

SCIENCE

SIMULA LABS



Elon Musk

Most efficient way to build Venture-Scale Businesses



Proven Revenue Model and Global Traction

Revenue-generating studio with strategic partnerships

unicef · USAID · ING · BDB · BDO · ADB · CARD Bank

$2M In Revenue and Profitable

Venture-Funded Startups addressing large markets

Multi-Country Market Presence in USA, Southeast Asia and Middle East

Over **$7M** Raised in 12 months across portfolio ventures

Operated by Successful Serial Entrepreneurs



Winston Damarillo

- Founder and CEO of 3 Silicon Valley Exits
- Intel Capital and MD for PLDT Capital
- Chief Strategy Officer of PLDT
- WEF Young Global Leader



Tom Fisher

- Former CTO of Ebay, Qualcomm, Oracle and SAS
- Startup Entrepreneur



Eric Manlunas

- Founder and Managing Director of Wavemaker VC, 400M AUM global venture fund.

Backed by a strong Management and Operating Team



On Growth Momentum with Immediate BIG Stories

Partnership with US banks to create digital platform for affordable recovery lending (Signed - unannounced - USA)

Partnership with very large ethnic grocery chain in the USA to market banking services to migrant professionals (Agreed - unannounced - USA)

Joint Venture with Bahrain Development Bank to revolutionize SME lending in the Middle East (Completed- unannounced)

Grant from UNICEF and ING to empower emerging market insurance delivery with AI technology in Southeast Asia (Pilot ongoing - announced)

Winner of ADB Challenge for building post-COVID ease of doing business solution in Southeast Asia (Pilot ongoing - announced)

Empowering the Underserved but Emerging Middle Class

We’re fueling the aspirations and the mobility of the dreamers, doers, and entrepreneurs—a segment bursting with economic potential and ready to bounce back and rise up.





Talino

Global Venture Studio for Inclusive Fintech